United States securities and exchange commission logo





                             September 14, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 31,
2023
                                                            File No. 333-273322

       Dear Brad K. Heppner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       We engage in related party transactions, which may result in conflicts of interest, page 54

   1. We note your response to our prior comment 10 and reissue. Please add a separately captioned risk factor
to specifically address any payments or other interests held by your
                                                        CEO, Brad Heppner,
directly or as a beneficial owner/beneficiary, whether held through trusts, or other
holdings. The disclosure should address both material holdings and aggregate holdings
that:
                                                            have an ownership
interest in Beneficient; or
                                                            have provided
credit or funds that have a priority interest in Beneficient or its component parts,
or in the event of bankruptcy, compared to the common
 Brad K. Heppner
Beneficient
September 14, 2023
Page 2
          shareholders.
      Please further discuss the conflict of interest that could arise from a conflict between Mr.
      Heppner   s financial interests and those of Beneficient   s
shareholders.
Substantial future sales of shares of Class A common stock could cause, page 56

2. We note your response to our prior comment 13 and reissue in part. Please disclose the maximum number of your Class A common shares that can be issued under the equity line agreement and describe the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement.
Payments to our Chief Executive Officer, page 213

3. We note your response to our prior comment 5 and reissue in part. We further note the table beginning on page 214. For each item in the table, please include in a separate column the total dollar amount paid to or for the benefit of Mr. Heppner or his affiliates.
      Consider adding a similar table to the related party transactions section or reorganizing that section to group Mr. Heppner's related party transactions in a similar way.
       Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at
(202) 551-3601
with any questions.



                                                             Sincerely,
FirstName LastNameBrad K. Heppner
                                                             Division of
Corporation Finance
Comapany NameBeneficient
                                                             Office of Finance
September 14, 2023 Page 2
cc:       Matthew L. Fry, Esq.
FirstName LastName